EXHIBIT 7.1

FIXED CHARGE COVERAGE RATIO

	Year ended April 30

	2004	2003 (1)	2002 (1)	2001 (1)	2000 (1)

Earnings (2)	$42.3	$61.0	$55.5	$28.3	$21.9
Fixed charges
Interest expense	35.4	34.1	47.9	56.6	51.2
Portion of rent expense representative of interest factor	17.2	18.6	17.7	19.2	13.5

Earnings as adjusted	$94.9	$113.7	$121.1	$104.1	$86.6

Fixed charges
Interest expense	$35.4	$34.1	$47.9	$56.6	$51.2
Portion of rent expense representative of interest factor	17.2	18.6	17.7	19.2	13.5

Fixed charges, as adjusted	$52.6	$52.7	$65.6	$75.8	$64.7

Fixed charge coverage ratio	1.8x	2.2x	1.8x	1.4x	1.3x

(1)	Restated - See Notes 4(a) and 5 to our audited consolidated financial statements included elsewhere in this Annual Report.

(2)	For the purpose of this calculation, earnings is defined as earnings before income taxes and undistributed earnings from equity investees.